Exhibit 99.1

high-trend international group

NOTICE OF 2025 EXTRAORDINARY GENERAL MEETING

To be held on july 16, 2025

Notice is hereby given that the 2025 extraordinary general meeting (the “Meeting”) of High-Trend International Group (the “Company”), a Cayman Islands exempted company with limited liability, will be held at Suite 7540, The Empire State Building, 350 Fifth Ave, New York, New York, 10118, with the option for shareholders to attend remotely via the following Zoom link on July 16, 2025 at 11:00 am ET (https://zoom.us/j/81243978991?pwd=NPp0GlbfdF7aGhogXB5Glth7TNS6U0.1), for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(i)     effective immediately following the close of the Meeting, every 25 issued and unissued Class A Ordinary Shares of a par value of US$0.0001 each and every 25 issued and unissued Class B Ordinary Shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 Class A Ordinary Share of a par value of US$0.0025 and 1 Class B Ordinary Share of a par value of US$0.0025 respectively (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each

TO US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each;

(ii)    no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares; and

(iii)   any director of the Company (each a “Director”) be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

RESOLUTION 2:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, effective immediately following the close of the Meeting, the authorised share capital of the Company be increased by the creation of an additional 470,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.0025 each to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares respectively (the “Increase of Authorised Share Capital”) so that immediately following the Increase of Authorised Share Capital, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each

TO US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each.

RESOLUTION 3:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, effective immediately following the close of the Meeting, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association annexed to the notice of the Meeting.

By Order of the Board of Directors,

High-Trend International Group

Shixuan He
Director and Chief Executive Officer

June 30, 2025

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1       A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2       Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3       A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 60 Paya Lebar Road #06-17 Paya Lebar Square Singapore 409051 or send copies of the foregoing by email to trista.hang@htcoint.com, in each case marked for the attention of High-Trend International Group, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4       If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5       A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6       The quorum for the Meeting is two or more holders of shares which carry not less than one-half of all votes attaching to the shares in issue and entitled to vote at the Meeting.

7       “Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8       “Special Resolution” means a resolution passed by a majority of at least two-thirds of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9       If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of or against the resolutions or may abstain at his/her discretion.

10     This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11     Any alterations made to this form must be initialed by you.

12     Voting will be conducted on a poll.

High-Trend International Group
(the “Company”)
Proxy Form

I/We1
of

being a shareholder/shareholder(s) of the Company and the holder/holders of

(number and class of shares)

appoint

of

as my/our proxy2 or failing him/her the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2025 extraordinary general meeting of the Company to be held at Suite 7540, The Empire State Building, 350 Fifth Ave, New York, New York, 10118, with the option for Shareholders to attend remotely via Zoom at link (https://zoom.us/j/81243978991?pwd=NPp0GlbfdF7aGhogXB5Glth7TNS6U0.1) on July 16, 2025 at 11:00 am ET and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

____________

1      Full name(s) and address(es) to be inserted in block letters.

2      Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain
1.

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(i)   effective immediately following the close of the Meeting, every 25 issued and unissued Class A Ordinary Shares of a par value of US$0.0001 each and every 25 issued and unissued Class B Ordinary Shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 Class A Ordinary Share of a par value of US$0.0025 and 1 Class B Ordinary Share of a par value of US$0.0025 respectively (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed:

       FROM US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each

       TO US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each;

(ii)  no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares; and

(iii) any director of the Company (each a “Director”) be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

	☐	☐	☐
2.

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, effective immediately following the close of the Meeting, the authorised share capital of the Company be increased by the creation of an additional 470,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.0025 each to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares respectively (the “Increase of Authorised Share Capital”) so that immediately following the Increase of Authorised Share Capital, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each

TO US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each.

	☐	☐	☐

Resolutions:	For	Against	Abstain
3.

RESOLVED, AS A SPECIAL RESOLUTION, THAT effective immediately following the close of the Meeting, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association annexed to the notice of the Meeting

	☐	☐	☐

Dated:

Executed by:

Signature of shareholder Name of Authorized Officer/Attorney:[3]

____________

3        To be completed if the shareholder is a corporation — please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.